UNIVERSITY GENERAL HEALTH SYSTEM, INC.

7501 Fannin Street

Houston, TX 77054

713-375-7100

December 13, 2012

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Jim B. Rosenberg	Christine Allen
	Senior Assistant Chief Accountant	Staff Accountant
	Division of Corporation Finance	Division of Corporation Finance

Mark Brunhofer
Senior Staff Accountant
Division of Corporation Finance

Re:	University General Health System, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed April 16, 2012
Form 10-Q for the Quarterly Period Ended June 30, 2012
Filed August 14, 2012
File No. 000-54064

Ladies and Gentlemen:

Reference is made to the comment letter dated November 28, 2012 (“Comment Letter”) of the staff of the Securities and Exchange Commission (the “Commission”) setting forth the staff’s comments on the responses to our November 16, 2012 response to the Commission’s November 2, 2012 comment letter covering the following documents filed by University General Health System, Inc. (“University General Health System, Inc.” or the “Company”) with the Commission.

The Company’s response to Item 1 of the Comment Letter is set forth below opposite the number corresponding to such item in the Comment Letter. In accordance with previous discussions and correspondence with the Commission, the Company will respond to Items 2 through 4 of the Comment Letter on or before December 27, 2012.

Securities and Exchange Commission

December 13, 2012

Form 10-K for the year ended December 31, 2011

Reports of Independent Registered Certified Public Accounting Firm, pages F-2 and F-3

1.	We acknowledge your November 16, 2012 response to comment one and continue to believe that you had a change in auditors in connection with the acquisition transaction between Seabridge Freight Corp. and University General Hospital, LP and University Hospital Systems, LLP. As previously indicated, unless the same accountant reported on the most recent financial statements of both the legal acquirer/accounting acquiree and the accounting acquirer/legal acquiree, a reverse acquisitions always results in a change in accountant that must be reported on an Item 4.01 Form 8-K. As your historical financial statements for 2010 as presented in your 2011 Form 10-K were audited by UHY LLP and your 2011 financial statements were audited by Moss, Krusick & Associates, LLC, the accounting acquirer changed its accountants and an investor should be made aware of any disagreements, reportable events or other information required to be disclosed under Item 304 of Regulation S-K. As previously requested, please file an Item 4.01 Form 8-K for your change in accountants from UHY LLP to Moss, Krusick & Associates, LLC and represent to us that you will indicate on the cover page of your upcoming Forms 10-K and 10-Q, as appropriate, that you have not filed all the reports required by Section 13 or 15(d) of the Securities Exchange Act of 1934.

Response: We will file the requested Item 4.01 Form 8-K. We have furnished you a draft of the proposed Item 4.01 Form 8-K for your review prior to filing. We will not file until this comment is cleared.

Securities and Exchange Commission

December 13, 2012

In providing the foregoing responses, we acknowledge that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments concerning this letter to Company’s Chief Financial Officer, Michael L. Griffin (at 713-375-7005) or to the Company’s General Counsel, Edward T. Laborde, Jr. (at 713-375-7106).

Very truly yours,

/s/ Michael L. Griffin
Michael L. Griffin
Chief Financial Officer

/s/ Edward T. Laborde, Jr.
Edward T. Laborde, Jr.
General Counsel

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15 (D) of the

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 15, 2011

University General Health System, Inc.

(a Nevada Corporation)

000-54064	71-0822436
(Commission File Number)	(IRS Employer Identification Number)

7501 Fannin Street

Houston, Texas 77054

(713) 375-7100

(Telephone number, including area code of agent for service)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4 (c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 4.01 Changes in Registrant’s Certifying Accountant

(a) Dismissal of Independent Accountant Previously Engaged as Principal Accountant

As previously reported on Forms 8-K/A on June 14, 2011 and 10-K on April 16, 2012, UHY LLP (“UHY”) audited the 2010 combined financial statements of University General Hospital, LP and University Hospital Systems, LLP (the “Partnerships”). The Partnerships were deemed the accounting acquirer for financial reporting purposes in connection with the Company’s acquisition on March 28, 2011. At the direction of the Company’s Board of Directors, the Company dismissed UHY as the Company’s independent registered public accounting firm effective June 15, 2011.

During the year ended December 31, 2010 and through the date of dismissal there were no (1) disagreements with UHY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to its satisfaction would have caused UHY to make reference in its reports on the Partnership’s combined financial statements for such year to the subject matter of the disagreement, or (2) “reportable events,” as such term is defined in Item 304(a)(1)(v) of Regulation S-K.

The audit report of UHY on the combined financial statements of the Partnerships, as of and for the year ended December 31, 2010, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. The audit report did, however, contain an explanatory paragraph indicating UHY was not engaged to audit the effects of the adjustments for the correction of certain errors and the reverse merger described in Note 2 to the combined financial statements.

The Company has provided UHY with a copy of the disclosures in this Form 8-K prior to the date that these disclosures were filed with the Securities and Exchange Commission (the “Commission”). The Company requested that UHY furnish to the Company a letter addressed to the Commission stating whether it agrees with the statements made by the Company in response to Item 304(a) of Regulation S-K and, if not, stating the respects in which it does not agree. A copy of UHY’s letter, dated December __, 2012, indicating that it is in agreement with such disclosures is attached as Exhibit 16.1 hereto.

(b) Engagement of New Independent Accountant as Principal Accountant.

Effective June 15, 2011, the Company’s Board of Directors approved the engagement of Moss, Krusick & Associates (“MKA”) as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements for the year ending December 31, 2011. MKA had served as the Company’s independent registered public accounting firm since March 9, 2011

During the Company’s two most recent fiscal years and the subsequent interim period preceding MKA’s engagement, neither the Company nor anyone on behalf of the Company consulted with MKA regarding the application of accounting principles to any specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Company’s financial statements, and MKA did not provide any written or oral advice that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue or any matter that was the subject of a “disagreement” or a “reportable event,” as such terms are defined in Item 304(a)(1) of Regulation S-K.

Item 9.01 – Financial Statements and Exhibits

EXHIBIT	DESCRIPTION

16.1	Letter to Securities and Exchange Commission from UHY LLP dated December , 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

University General Health System, Inc.

Date: December , 2012	By:	/s/ Hassan Chahadeh, M.D.
	Name:	Hassan Chahadeh, M.D.
	Title:	Chief Executive Officer